UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2008.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: February 28, 2008                    /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

--------------------------------------------------------------------------------

FEBRUARY 28, 2008                              TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


         CENTRASIA INTERSECTS 126.3 METRES OF 0.34% NICKEL FROM SURFACE,
                       INCLUDING 6 METRES OF 0.72% NICKEL

                    NI43-101 RESOURCE ESTIMATE WELL UNDERWAY,
                          THREE DRILL HOLES REMAINING

VANCOUVER, B.C., Centrasia Mining Corp. ("the Company") announces additional results from the ongoing, infill drill program at its 100% owned, Souker Nickel-Copper project ("Souker") in the Kola Peninsula of northwestern Russia. As of February 15, 2008, a total of 7,277 metres of drilling has been completed in 58 drill holes.

Due to a late freeze up, drill rigs could not be set up on a swamp covered portion of the central deposit area until the end of January, 2008. Three of the final six holes planned for this area have now been completed and the fourth hole is in progress. A second rig has been mobilized to the property to expedite the completion of the final drill holes and to initiate the geotechnical drilling program. The NI43-101 independent resource estimate being conducted by SRK Consulting "SRK" is well underway and once all final drill assay results have been received, the resource estimate and accompanying report will be finalized. Once the new resource estimate for Souker is in hand, the Company will immediately proceed with a Scoping Study.

President and CEO Douglas Turnbull states "we continue to see great continuity in the mineralization and higher nickel grades in the central portion of the deposit. The last few drill holes from this part of the deposit will give us a good indication of the down dip extent of the higher nickel grades that we have encountered once again in hole CP07-46"

The mineralized intervals reported below continue to be associated with varying degrees of disseminated to semi-massive sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. The mineralized intervals reported below continue to demonstrate the bulk tonnage target potential that would be amenable to open pit mining. The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width. The holes were not drilled in numerical order. See attached map for drill hole collar locations.


--------------------------------------------------------------------------------
DRILL HOLE          FROM           TO         INTERVAL         NI           CU
                     (m)           (m)          (m)             %            %
--------------------------------------------------------------------------------

CP07-28              1.8          186.4        184.6           0.27        0.04
--------------------------------------------------------------------------------
CP07-46             11.7          138          126.3           0.34        0.07
including           93            120           27             0.52        0.02
including           99            105            6             0.72        0.02
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DRILL HOLE          FROM           TO         INTERVAL         NI           CU
                     (m)           (m)          (m)             %            %
--------------------------------------------------------------------------------

CP07-70              0             25.1         25.1           0.18        0.02
--------------------------------------------------------------------------------
CP07-73             59            108.3         49.3           0.28        0.06
including          100            107.7          7.7           0.45        0.18
--------------------------------------------------------------------------------
CP07-74             46             82           36             0.30        0.10
including           71             82           11             0.49        0.24
--------------------------------------------------------------------------------
CP07-77             23             38           15             0.22        0.04
                    49             54            5             0.21        0.02
                    59             83           24             0.23        0.05
--------------------------------------------------------------------------------

With the exception of drill hole CP07-70, all principal intervals reported were selected using a Ni cut off grade of 0.20% Ni. The assay procedure used is a total acid digestion of the sample with analysis of the resulting solution by AA. This procedure yields a total Ni value for each sample. The 2007 drill program was initially laid out to achieve a maximum 100 metre by 100 metre ore intercept spacing in order to verify and upgrade the historic Soviet resource estimate from a C2 to C1 category (See May 14, 2007 Press Release). The 46 holes completed to date, range from 50 metres to 287.7 metres in depth, for a total of 6,033 metres. The drill data from the 2007 drill campaign will also be used to convert the historic Soviet resource into a NI43-101 compliant resource. All drill data to date from the Souker Deposit is being currently modeled in house and statistics from analytical results will be used to determine what intercept spacing will be required for classifying JORC ("Australasian Joint Ore Reserves Committee") defined resource categories.

All of the 2007 and 2008 drilling is being completed with NQ sized core using a Longyear LF 70 drill rig. Recoveries to date have been excellent. The drill core is being logged, photographed, sawn, sampled, and core samples are being prepared at the Central Kola Expedition laboratory in Monchegorsk. Assaying is being completed by the Kola Geological Information Laboratory Centre in Apatity. This lab is certified under GOST R ISO/MEK 17025-2000, the VIMS Institute in Moscow and is subject to annual inspections. A full QA/QC program has been initiated on the Souker project and check sample analyses are being performed by Alex Stewart Geo Analytical Laboratory in Moscow. All of Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101.

Centrasia Mining Corp.'s headquarters is in Vancouver, Canada, with exploration offices in Kyrgyzstan, Russia and Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Russia and Central Asia. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of

CENTRASIA MINING CORP.

/s/ DOUGLAS TURNBULL
______________________
Douglas Turnbull
President & C.E.O.

        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

[GRAPHIC OMITTED][GRAPHIC OMITTED]


Omitted graphic is drawing produced by Centrasia February 28, 2008 showing drill hole locations and Drill Plan of the Souker Ni/Cu Deposit. Legend shows: New Drill Results; Completed Drill Holes; Pre-2007 Drilling

                    PLEASE VIEW ATTACHED PDF OF NEWS RELEASE